UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

SANTA FE GOLD CORPORATION
(Name of Issuer)

Common Stock, $.002 Par Value
(Title of Class of Securities)

80201E108
(CUSIP Number)

Attention: John McClellan
Sigma Planning Corporation
4261 Park Road
Ann Arbor, Michigan 48103
888-744-6264
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 6 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80201E108	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sigma Planning Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
Other (OO)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
7 SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	359,500

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
359,500

10 SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
359,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.39%

14	TYPE OF REPORTING PERSON (see instructions)
Investment Adviser (IA)

(1)
Sigma Planning Corporation previously reported an affiliation with Mr. Pirmann who was an investment advisor representative of Sigma Planning Corporation until January 28, 2010.  Sigma Planning Corporation expressly disclaims the past or present existence of a group.

CUSIP No. 80201E108	13D	Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) amends, with respect to the Reporting Person, the Statement of Beneficial Ownership on Schedule 13D filed on December 23, 2009 (the “Schedule 13D”), jointly by Sigma Planning Corporation (the “Reporting Person” or “Sigma”) and Mr. Wayne Pirmann, with respect to the shares (the “Shares”) of common stock, par value $.002 per share (the “Common Stock”), of Santa Fe Gold Corporation (the “Issuer”).  This Amendment No. 1 is being filed by the Reporting Person to: (a) report that the Reporting Person is no longer the beneficial owner of more than 5% of the Shares and, therefore, has no further reporting obligation with respect to the Shares, (b) report the termination of the Joint Filing Agreement attached as Exhibit A to the Schedule 13D, and (c) to amend and restate or amend and supplement, as applicable, the Schedule 13D as indicated below. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.    Identity and Background.

This Item 2 is amended and restated in its entirety as follows:

(a)
Sigma is a registered investment adviser with customers holding securities in various broker retail, non-discretionary and non-fee-based accounts (“Retail Accounts”), of which Sigma has no authority to direct the voting of disposition; and managed, discretionary and fee-based accounts (“Managed Accounts”), of which Sigma has authority, if exercised, to direct the voting and disposition.  Sigma disclaims beneficial ownership of any and all Shares held in Retail Accounts.  Effective as of January 4, 2010, the majority of the Shares that were previously held by Sigma’s customers in their respective Managed Accounts, and which Sigma therefore may have been deemed to beneficially own, were transferred or recoded to be held in such customers’ respective Retail Accounts.

(b)  Sigma’s business address is 4261 Park Road, Ann Arbor, Michigan 48103.

(c) Sigma is principally engaged in the business of providing fee-based advisory services.

(d) and (e)  The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Sigma is a Michigan corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

This Item 3 is amended and restated in its entirety as follows:

N/A

Item 4.    Purpose of Transaction.

This Item 4 is amended and restated in its entirety as follows:

As of January 4, 2010, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares of the Issuer.  The Reporting Person has no plans or proposals as of the date of this filing that relate to any of the actions described in subsections (a) through (j) of this Item 4.

Item 5.    Interest in Securities of the Issuer.

This Item 5 is amended and restated in its entirety as follows:

(a)	N/A

(b)	N/A

CUSIP No. 80201E108	13D	Page 4 of 6 Pages

(c)	N/A

(d)	N/A

(e)	Effective as of January 4, 2010, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares of the Issuer.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is amended and supplemented as follows:

The Reporting Person and Mr. Pirmann were previously parties to a Joint Filing Agreement, dated as of December 21, 2009 attached as Exhibit A to the Schedule 13D (the “Joint Filing Agreement”), pursuant to which the parties agreed to jointly file the Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission.  On January 28, 2010 Mr. Pirmann ceased to be an investment advisor representative of the Reporting Person.  Subsequently, the Reporting Person and Mr. Pirmann determined to terminate the Joint Filing Agreement and entered into a Termination Agreement, dated August 4, 2010 (the “Termination Agreement”).  The Termination Agreement is filed herewith as Exhibit B and is incorporated herein by reference.  Any descriptions herein of the Termination Agreement are qualified in their entirety by reference to the Termination Agreement.

Item 7.    Material to be Filed as Exhibits.

Exhibit A
Joint Filing Agreement dated December 21, 2009 (incorporated by reference to Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission jointly by the Reporting Person and Mr. Pirmann on December 23, 2009).

Exhibit B	Termination Agreement dated August 4, 2010 (filed herewith).

CUSIP No. 80201E108	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2010
Date

Sigma Planning Corporation

By: /s/ John McClellan
John McClellan
Chief Compliance Officer

CUSIP No. 80201E108	13D	Page 6 of 6 Pages

Exhibit B

Termination Agreement

This Termination Agreement (this “Termination Agreement”) is made and entered into as of August 4, 2010, by and between Sigma Planning Corporation and Wayne Pirmann (each a “Reporting Person”, and collectively, the “Reporting Persons”).  Capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on December 23, 2009 (the “Schedule 13D”).

WHEREAS, the Reporting Persons entered into a Joint Filing Agreement, dated December 21, 2009 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to prepare jointly and file timely the Schedule 13D and any and all amendments thereto with respect to their respective beneficial ownership of the common stock, par value $.002 per share, of Sante Fe Gold Corporation (the “Common Stock”).

NOW, THEREFORE, each of the Reporting Persons separately and together desire to mutually terminate the Joint Filing Agreement, and hereby agree as follows:

1.           Termination of Joint Filing Agreement.  Each of the Reporting Persons hereby agrees to terminate the Joint Filing Agreement and confirms that, as of the date hereof, the Joint Filing Agreement has been terminated and ceases to be of further effect.

2.           Further Amendments to Schedule 13D.  Each of the Reporting Persons hereby agrees that the other Reporting Person shall have no obligation to file, except on its own behalf, as applicable, any amendment to the Schedule 13D that may be required, in accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

3.           Release and Discharge.  Each of the Reporting Persons hereby mutually and unconditionally releases and discharges the other Reporting Person, as applicable, from all of its obligations under the Joint Filing Agreement to which they are a party.

4.           Counterparts . This Termination Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this Termination Agreement as of the date first set forth above.

Sigma Planning Corporation

By: /s/ John McClellan
John McClellan
Chief Compliance Officer

/s/ Wayne Pirmann
Wayne Pirmann